Exhibit 99

COMMITMENT TO PROVIDE FUNDS FOR OPERATIONS FOR HAHA
GENERATION CORP., A NEVADA CORPORATION

FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the undersigned, Hsuan-Hsien Liao, as the Chief Executive Officer and sole director of HAHA Generation Corp., a Nevada corporation (the “Company”), hereby undertakes for a period of one year from the date specified below to provide and advance to the Company the principal amount of One Hundred Thousand United States Dollars ($100,000.00), in such amounts and on such dates as the undersigned, as that Chief Executive Officer and director, shall determine to be in the best interest of the Company.
Any amounts so provided and advanced by the undersigned shall not accrue interest and shall be payable on demand; provided, however, such demand will not be made prior to the expiration of that one year period after the date specified below.

Dated: March 31, 2015	/s/ Hsuan-Hsien Liao
Hsuan-Hsien Liao